January 11, 2000



GMS Auditing and Consulting
7803 3rd Avenue Suite #201
Brooklyn, NY  11209

Attn: Gina Scialla

		RE:	Consultant Compensation
			BusinessMall.Com (Bmall)
			The YellowPageDirectory.Com (YPD)
			Progressive Telecommunications Inc. (PTCI)

Agreed as Follows:

No Chargeable Services Option (NSCO):
In the case of YPD what you purpose in your letter should work for all instances where there is NCSO.

YPD is prepared to provide its "Yellow Page Service" free of charge for a period of one year to any reputable sire that is willing to install a prominent and permanent (for the one year period) link to YPD. A banner advertising the availability of the "Yellow Page Service" will be acceptable as long as there is also a permanent link. YPD will provide a "return to site" link on its home page in order to facilitate the easy return of users back to the linked site. Co-Branding is available under separate terms.

NCSO Compensation:
GMS will receive one (1) share of PTCI unrestricted common stock for every five
(5) qualified links as detailed above.

BMall Membership:
Links or banners designed to generate traffic to the BMall will be compensated on a per qualified member basis not on click through. A member is considered qualified once they have completed any one financial transaction, set up an organization including ship-to and payment options or used BMall free services for an aggregate of five (5) hours.

BMall Membership Compensation:
GMS will receive fifteen dollars ($15.00) per qualified unique member as detailed above. It will be GMS's responsibility to account for and to distribute membership payments to the individual sites that generated the membership. BMall will provide detailed membership data and payment to GMS on a monthly basis.

In addition, GMS will receive one (1) share of PTCI common stock for every five(5) sites that take part in the BMall membership program with permanent links or banners and commit to do so continuously for a period of one year.

Partner Sites:
BMall is actively pursuing partnerships with existing, reputable companies offering and fulfilling business related products and or services on the Internet. The BMall rules for partnerships are as follows:

1. All revenues generated through the partnership are collected by the BMall and then accounted for and distributed to the partner less the BMall share of revenues.

2. BMall members will conduct partner business on co-branded pages on the partner's servers while remaining in a BMall frame in the member's browser.

3. Member's payment information will never leave the BMall. This will be accomplished through the use of a co-branded shopping cart developed and provided by the BMall. IN essence, the partner is filling the order directly to the member while charging the purchase to the BMall. BMall will account to the partner as agreed.

4. Members info including shipping and handling is passed electronically back to the BMall. The BMall will then clear the credit card and then send back the credit authorization number to the partner. The partner site will then send the complete order detail back to the BMall.

5. Partners will respect the privacy of all BMall members and agree not to market to them directly through any information collected through the partnership process and not to make available to others any information collected through the partnership process.

6. BMall will make available to the partner a channel to marker to BMall members through the BMall that have made use of the partners services or have expressed an interest in the nature of the product or service provided by the partner.

7. Partners will charge BMall members purchasing through the co-branded site pricing and or fees equal to or less than pricing and or fees that are charged to customers that purchase directly through their branded sites.

8. Partners sites will include on their branded site banner and or permanent links to the BMall.

9. BMall will provide banner and or permanent links to the co-branded partner site on the BMall.

10. BMall share of revenue will be calculated as an agreed upon percentage of the total revenue generated through the co-branded site.

11. Partner will bear the burden of all costs associated with any modifications to its servers, site and or programming required to interface with the BMall.

12. BMall will bear the burden of all costs associated with any modifications to its servers, site and or programming required to interface with the BMall.

13. BMall will provide to the partner with out charge any and all programming, CGI script, Java script or Clarion code required to provide the exchange of data from the BMall to the partner and back to the BMall. Partner will agree to the proprietary nature of the code and enter into the necessary agreements with the BMall to protect BMall proprietary interests.

14. Cross marketing, joint marketing initiatives and inclusion in mainstream advertising will be negotiated individually.

15. Partnership agreements will be on year in duration.

Partnership Generation Compensation: (GMS receives no compensation from the partner)
GMS will receive five thousand (5,000) PTCI stock options at $2.50 per share for each partnership that it arranges with the BMall. A partnership will be considered arranged once the co-branded site is operational on the BMall.

In addition, GMS will receive five percent (5%) of the net received by the BMall from the partnership (ie: If the BMall percentage is 15% of the gross revenue then GMS will receive 5% of the BMall 15%).

As a bonus, GMS will receive the equivalent of $100,000.00 in PTCI common stock for every one million dollars of partner revenue generated in a given month. The share are paid once per million-dollar threshold.

If GMS receives compensation from the partner then they will not receive the five-percent (5%) of the BMall net.

Products or Services the GMS has an Ownership Position:
These products or services will be given a prominent location on the BMall along with banner and links and perhaps inclusion in main stream advertising. GMS will disclose the actual base cost of the product or service along with their ownership details. BMall and GMS will agree upon a reasonable mark-up and then split 50/50 after cost of reimburesment.



                 					Very Truly Yours,

                					/s/ Michael H. Kogan

                   					Michael H. Kogan
				                	Director of Operations

CC:	Barry Shevlin, CEO
	Chris Watson, VP
















GMS Auditing & Consulting Services
Telecommunications Service Provider


BusinessMall.com
601 Cleveland Street
Suite 930
Clearwater, FL  33755
Att: Michael H. Kogan

Dear Michael:

Per your proposal dated January 11, 2000 regarding the Consultant Compensation agreement involving Bmall, YPD and PTCI, please let this serve as a letter of acceptance on behalf of GMS Auditing & Consulting Services.

We are looking forward to working with your group and making out mutual endeavors a success.

Yours very truly,

/s/ Gina M. Scialla
Gina M. Scialla
President



Cc: 	Mr. Barry Shevlin
        Mr. Chris Watson